Exhibit 14

CODE OF BUSINESS CONDUCT

GOLD KIST INC.

Introduction

The Code of Business Conduct has been adopted by the Board of Directors of Gold Kist Inc. to provide standards by which employees of the Company will conduct themselves in order to protect and promote organization-wide integrity and to enhance the Company’s ability to achieve its mission.

The Code is designed to give you a broad and clear understanding of the conduct expected of all our employees everywhere we do business.

What you will see in the pages that follow are a series of conduct and ethical guidelines. Most of what you will read should not surprise you, for the theme of these guidelines can be summed up this way: As a representative of the Company, you must act with honesty and integrity in all matters.

This Code of Business Conduct applies to all officers, employees and directors of the Company, who, unless otherwise specified, are referred to jointly as “employees” in this Code.

General Topics and Policies

•	Honesty and Integrity. Employees must accurately and honestly represent the Company and must not engage in any fraudulent activity. No employee shall make false or misleading statements about the products or services of the Company or its competitors. Employees will act with candor and honesty in their communications with our customers, stockholders and potential investors, other stakeholders, our attorneys and auditors. Our reputation is built on our personal and professional commitment to always act with honesty and integrity.

•	Conflicts of Interest. Employees must avoid conflicts of interest and avoid the appearance of wrongdoing. All employees owe a duty of undivided and unqualified loyalty to the Company and to be ethical in their dealings involving the Company. Employees may not use their position to profit personally or to assist others in profiting in any way at the expense of the Company. Employees may not have duties, responsibilities or obligations that run counter to his or her duty to the Company. The Code can’t specifically address every potential conflict of interest, so use your judgment and common sense. When questions arise, seek the guidance of the General Counsel or the Chief Compliance Officer.

•	Accurate and Reliable Business Records. Accurate and reliable business records are critically important to the Company’s decision-making processes and to the proper discharge of our financial, legal, and reporting obligations. Employees must prepare all financial and other business records with care and honesty to assure that information provided to regulatory authorities and in other communications made by the Company is full, fair, accurate, timely, understandable and reliable.

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Protection and Proper Use of Company Assets. All employees have a duty to protect the Company’s assets and to promote their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Company assets may only be used for legitimate business purposes of the Company. Report any known or suspected theft or misuse of Company assets to your supervisor or manager. In addition to the Company’s products, inventory, equipment and materials, these assets include intellectual property such as technology, business methods, concepts, ideas, business and marketing plans, salary information and any unpublished financial data and reports. Any unauthorized use or distribution of Company information is a violation of this Code and potentially federal criminal law.

•	Fair Dealing with Customers and Suppliers. Customers and suppliers must be dealt with fairly and professionally. It often is customary to exchange gifts and entertainment with customers and suppliers. The key is to keep an arm’s length relationship. Avoid giving or receiving excessive or lavish gifts that may give the appearance of undue influence. Also, remember that contracts with certain of our suppliers or customers expressly prohibit any gifts or gifts above a stated value. Refer to Corporate Policy #5.11 on gifts and entertainment for more details on this subject. Avoid personal financial transactions with customers and suppliers. Again, the Code can’t specifically address every situation, so use your judgment and common sense. Again, when questions arise, seek guidance of the General Counsel or the Chief Compliance Officer.

•	Confidentiality. Employees should maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to investors or competitors, or harmful to the Company or its customers and suppliers, if disclosed.

•	Compliance with Law; Interaction with Public Officials. Employees must comply with all applicable laws, rules and regulations and must avoid any activity that is or appears to be illegal or unethical. No employee may offer or give anything of monetary value, including gifts, gratuities, favors, entertainment, or loans, to an employee of a government agency. In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials or representatives of foreign governments in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

•	Corporate Opportunities. Employees owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises. It is prohibited for employees to take advantage of corporate opportunities for themselves personally and using Company property, information or position for personal gain.

Compliance

•	Violations. Violations of the Code also include asking other employees to violate the Code, not reporting a Code violation or failing to cooperate in an investigation involving the Code.

•	Disciplinary Action. Violating the Code will result in disciplinary action that may vary depending on the circumstances. Disciplinary action may include, alone or in combination, a letter of reprimand, demotion, loss of merit increase, bonus or future stock awards, suspension or even termination.

•	Approvals. For those actions that require prior approval under the Code, including waivers of provisions of the Code, the following approvals must be obtained. Employees must obtain approval from their department/division head. For those who are themselves department/division heads, approvals must come from the Vice President of Human Resources, the General Counsel, or the Chief Compliance Officer. Approvals for executive officers or directors must come from the Board of Directors or a designated committee of the Board.

Your Responsibilities

•	It is your responsibility to read and understand the Code of Business Conduct, which is available for Internet viewing on the Gold Kist website at www.goldkist.com in the Investor Relations Section. It is also available for viewing on the Gold Kist intranet in the Administration section. Click on “Corporate Governance” and then click on “Code of Business Conduct” under the “Governance Documents” which are located on the right hand side of the page.

•	You must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse you from its requirements.

•	Never engage in behavior that harms the reputation of the Company. Follow the law wherever you are in all circumstances. If you wouldn’t want to tell your parents, your children or your manager about your action—or wouldn’t want to read about it in a newspaper – don’t do it.

•	Some situations may seem ambiguous. Exercise caution when you hear yourself or someone else say, “Everybody does it,” “Maybe just this once,” “No one will ever know” or “It won’t matter in the end.” These are signs to stop, think through the situation and seek guidance. Most importantly, don’t ignore your instincts. Ultimately, you are responsible for your actions.

•	You have several options for seeking guidance. You may discuss concerns with your manager, higher levels of management, or the responsible manager in Human Resources. In addition, you may discuss concerns with the General Counsel or Chief Compliance Officer.

•	Employees are required to report promptly violations, and suspected violations, of the Code. This includes situations where a manager or colleague asks you to violate the Code. In all cases, there will be no reprisals or retaliation for making any reports, and every effort will be made to maintain confidentiality.

•	Employees are required to cooperate with investigations under the Code. If a manager knows that an employee is contemplating a prohibited action and does nothing, the manager may also be held responsible along with the employee.

NOTE: This Code should help guide your conduct. But the Code cannot address every circumstance and isn’t meant to; this is not a catalogue of workplace rules. You should be aware that the Company has policies in such areas as securities trading, and workplace conduct. Employees should consult the policies of Gold Kist in specific areas as they apply or seek guidance from the General Counsel or Chief Compliance Officer on any questions about any Code matter.

Reporting and Investigation of Concerns Regarding Compliance with the Code

All employees are encouraged to report any concerns they may have pertaining to non-compliance with the Code of Business Conduct. Concerns may be reported by using a “Report of Compliance Concern” form available on the Internet at the Gold Kist website, www.goldkist.com in the Investor Relations Section, or any other manner with which the employee is comfortable. You can report violations of the Code to the Gold Kist AlertLine (1-800-932-5378), to your manager or to higher levels of management, to the Vice President of Human Resources, the General Counsel, or the Chief Compliance Officer. The identity of any employee reporting a concern will be kept as confidential as possible. The Company does not permit retaliation or discrimination of any kind against employees who reasonably believe there has been possible illegal or unethical conduct on the part of any employee and who in good faith report these concerns to us. However, it is a violation of our policy for any employee to communicate a report claiming illegal or unethical conduct which the employee knows to be false.

All reports will be taken seriously and investigated promptly. The General Counsel will be notified and ongoing investigations will be kept private. As necessary, disciplinary action will be taken. Violations of the law will be reported through the General Counsel to the proper authorities.

Certification/Testing

All salaried exempt and nonexempt employees must confirm via an online testing/certification process that they have read the Code of Business Conduct, that they understand it, that any questions they may have had about the Code of Business Conduct have been resolved and that they agree to abide by it. Failure to read the Code or do the online testing/certification process, however, does not excuse an employee from the terms of this Code.

NOTE: The Code of Business Conduct is not an express or implied contract of employment and does not create any contractual rights of any kind between Gold Kist and its employees. In addition, all employees should understand that the Code does not modify their employment relationship, whether at-will or governed by contract. Gold Kist reserves the right to amend, alter or terminate this Code at any time for any reason, without notice to any person or employee.